UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 29)*

AutoZone, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053332102

(CUSIP Number)

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 9,693,359
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 9,693,359
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,917
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,917
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,651,302
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,651,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Acres Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,000,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,917
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,917
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 44,057
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 25,997
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 12,344,661
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 12,344,661
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 14,346,578
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 14,346,578
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 17,955,943
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 15,698,182
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 44,057
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 25,997
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON IN

               This Amendment No. 29 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the "Shares"), of AutoZone, Inc., a Delaware corporation (the "Issuer").  This Amendment No. 29 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”) and Edward S. Lampert, a United States citizen, by furnishing the information set forth below.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

               The Filing Persons (as defined below) are filing this Amendment No. 29 to report that there has been an internal reorganization among the Filing Persons that has redistributed the direct ownership, but not the overall beneficial ownership, of Shares held by the Filing Persons and to report recent open-market sales of Shares that have decreased the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer.  The  Filing Persons are also filing this Amendment No. 29 to add Tynan, LLC, a Delaware limited liability company (“Tynan”) and William C. Crowley, a United States citizen, as Filing Persons.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)  This Schedule 13D is being filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  Partners, Institutional, Investors, Acres, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Directors and Officers”).  Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of Investments.

(b) The principal place of business of each of the Filing Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c)  The principal business of each of the Filing Persons is purchasing, holding and selling securities for investment purposes.  RBS is the managing member of Investors and the general partner of Partners.  Investments is the general partner of RBS and the managing member of RBSIM.  RBSIM is the general partner of Institutional.  Mr. Lampert is the chairman, chief executive officer and a director of Investments.  Mr. Crowley is the sole member of Tynan and the president and chief operating officer of Investments.  Mr. Crowley is also a director of the Issuer.  Each of the Filing Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e)  None of the Filing Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws.  To the knowledge of the Filing Persons, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

As part of an internal restructuring by the Filing Persons that occurred on June 2, 2010, Partners distributed 2,275,821 Shares to RBS, its general partner, following which RBS immediately distributed 2,257,761 of these Shares to Mr. Lampert and 18,060 of these Shares to Mr. Crowley.  In addition, as part of the internal restructuring, on June 2, 2010, Investments distributed 506,921 Shares to Mr. Lampert and 10,345 Shares to Mr. Crowley.

Separately, on June 2, 2010, Acres distributed 1,182,851 Shares to its limited partners.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following:

The information set forth in Item 3 is hereby incorporated herein by reference.

The internal restructuring transactions described herein, including the distribution of Shares by Partners and the distribution of Shares by Investments, will result in direct ownership by Mr. Lampert and Mr. Crowley of a portion of their respective indirect ownership interests in the Shares.  Specifically, Partners is making a partial distribution to RBS based on RBS’s pro rata share of the assets of Partners.  Of that distribution, a portion of the Shares indirectly owned by Mr. Lampert will initially be retained by Partners and, upon expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Approval”), will be distributed to RBS, which in turn will make a distribution to Mr. Lampert.  Filing for HSR Approval is expected to be made shortly.

As a result of this internal restructuring, both after the distribution of Shares reflected in this filing, and after the additional distribution of Shares to Mr. Lampert upon receiving HSR Approval, the combined direct and indirect ownership of Mr. Lampert and Mr. Crowley in the Issuer, and the pecuniary interest of each of Mr. Lampert and Mr. Crowley in the Issuer, will not change.

In connection with the internal restructuring, on June 2, 2010, each of Mr. Lampert and Mr. Crowley entered into a letter agreement with Partners (each, a “Lock-Up Agreement”) that restricts the purchases and sales by Mr. Lampert and Mr. Crowley of the Shares.  Pursuant to the Lock-Up Agreements, Mr. Lampert and Mr. Crowley generally are required to sell Shares and purchase additional Shares on a pro rata basis with the sales and purchases of Shares made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations).  Mr. Lampert and Mr. Crowley are also restricted from certain sales of Shares or purchases of additional Shares except in accordance with the Lock-Up Agreements.  The foregoing summary of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreements, which are incorporated by reference as Exhibit 8 and Exhibit 9 and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of June 2, 2010, after giving effect to the internal restructuring and the other transactions described above, the Filing Persons may be deemed to beneficially own an aggregate of 18,000,000 Shares (which represents approximately 36.9% of the 48,759,768 Shares outstanding as of March 15, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 18, 2010).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	Percentage of Outstanding Shares	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	18,000,000 (1)	36.9%	9,693,359	0	9,693,359	0
ESL Institutional Partners, L.P.	18,000,000 (1)	36.9%	1,917	0	1,917	0
ESL Investors, L.L.C.	18,000,000 (1)	36.9%	2,651,302	0	2,651,302	0
Acres Partners, L.P.	18,000,000 (1)	36.9%	2,000,000	0	2,000,000	0
RBS Investment Management, L.L.C.	18,000,000 (1)	36.9%	1,917 (2)	0	1,917 (2)	0
Tynan, LLC	18,000,000 (1)	36.9%	44,057	0	25,997 (3)	0
RBS Partners, L.P.	18,000,000 (1)	36.9%	12,344,661 (4)	0	12,344,661 (4)	0
ESL Investments, Inc.	18,000,000 (1)	36.9%	14,346,578 (5)	0	14,346,578 (5)	0
Edward S. Lampert	18,000,000 (1)	36.9%	17,955,943 (6)	0	15,698,182 (3)	0
William C. Crowley	18,000,000 (1)	36.9%	44,057 (7)	0	25,997 (3)	0

(1)        This number consists of 9,693,359 Shares held by Partners, 1,917 Shares held by Institutional, 2,651,302 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 44,057 Shares held by Tynan, 3,589,995 Shares held by Mr. Lampert, and 19,370 Shares held by the Edward and Kinga Lampert Foundation, of which Mr. Lampert is a trustee.

(2)        This number consists of 1,917 Shares held by Institutional.

(3)        This number excludes Shares subject to the Lock-Up Agreement described herein.

(4)        This number consists of 9,693,359 Shares held by Partners and 2,651,302 Shares held in an account established by the investment member of Investors.

(5)        This number consists of 9,693,359 Shares held by Partners, 1,917 Shares held by Institutional, 2,651,302 Shares held in an account established by the investment member of Investors and 2,000,000 Shares held by Acres.

(6)        This number consists of 9,693,359 Shares held by Partners, 1,917 Shares held by Institutional, 2,651,302 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 3,589,995 Shares held by Mr. Lampert and 19,370 Shares held by the Edward and Kinga Lampert Foundation, of which Mr. Lampert is a trustee.

 (7)       This number consists of 44,057 Shares held by Tynan.

In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days, to purchase 9,526 Shares.

            (c)        Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons in the past sixty days.

(d)        Not applicable.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 7:  Joint Filing Agreement, dated June 2, 2010, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., RBS Investment Management, L.L.C., Tynan, LLC, RBS Partners, L.P., ESL Investments, Inc., Edward S. Lampert and William C. Crowley.

Exhibit 8: Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert.

Exhibit 9: Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2010

ESL PARTNERS, L.P.

By:  RBS Partners, L.P., as its general partner

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:  RBS Investment Management, L.L.C., as its general partner

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:  RBS Partners, L.P., as its managing member

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ACRES PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:       /s/ William C. Crowley
Name:  William C. Crowley
Title:  Member

RBS PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

ANNEX A

Recent Transactions by the Filing Persons in the Securities of AutoZONE, Inc.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
ESL Partners, L.P.	5/26/2010	Open Market Sales	13,363	194.04
ESL Partners, L.P.	5/26/2010	Open Market Sales	299	195.09
ESL Partners, L.P.	5/27/2010	Open Market Sales	262,059	192.03
ESL Partners, L.P.	5/28/2010	Open Market Sales	189,339	192.05
ESL Partners, L.P.	5/28/2010	Open Market Sales	5,685	193.12
ESL Partners, L.P.	6/1/2010	Open Market Sales	52,127	193.86
ESL Partners, L.P.	6/2/2010	Open Market Sales	242,952	192.14
Account established by the investment member of ESL Investors, L.L.C.	5/26/2010	Open Market Sales	2,960	194.04
Account established by the investment member of ESL Investors, L.L.C.	5/26/2010	Open Market Sales	66	195.09
Account established by the investment member of ESL Investors, L.L.C.	5/27/2010	Open Market Sales	58,049	192.03
Account established by the investment member of ESL Investors, L.L.C.	5/28/2010	Open Market Sales	41,940	192.05
Account established by the investment member of ESL Investors, L.L.C.	5/28/2010	Open Market Sales	1,260	193.12
Account established by the investment member of ESL Investors, L.L.C.	6/1/2010	Open Market Sales	11,546	193.86
Account established by the investment member of ESL Investors, L.L.C.	6/2/2010	Open Market Sales	53,817	192.14
ESL Institutional Partners, L.P.	5/26/2010	Open Market Sales	2	194.04
ESL Institutional Partners, L.P.	5/27/2010	Open Market Sales	42	192.03
ESL Institutional Partners, L.P.	5/28/2010	Open Market Sales	30	192.05
ESL Institutional Partners, L.P.	5/28/2010	Open Market Sales	1	193.12
ESL Institutional Partners, L.P.	6/1/2010	Open Market Sales	8	193.86
ESL Institutional Partners, L.P.	6/2/2010	Open Market Sales	39	192.14
ESL Investments, Inc.	5/26/2010	Open Market Sales	577	194.04

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
ESL Investments, Inc.	5/26/2010	Open Market Sales	13	195.09
ESL Investments, Inc.	5/27/2010	Open Market Sales	11,325	192.03
ESL Investments, Inc.	5/28/2010	Open Market Sales	8,183	192.05
ESL Investments, Inc.	5/28/2010	Open Market Sales	245	193.12
ESL Investments, Inc.	6/1/2010	Open Market Sales	2,253	193.86
ESL Investments, Inc.	6/2/2010	Open Market Sales	10,500	192.14
Edward S. Lampert	5/26/2010	Open Market Sales	921	194.04
Edward S. Lampert	5/26/2010	Open Market Sales	21	195.09
Edward S. Lampert	5/27/2010	Open Market Sales	18,070	192.03
Edward S. Lampert	5/28/2010	Open Market Sales	13,055	192.05
Edward S. Lampert	5/28/2010	Open Market Sales	392	193.12
Edward S. Lampert	6/1/2010	Open Market Sales	3,594	193.86
Edward S. Lampert	6/2/2010	Open Market Sales	16,752	192.14
Edward & Kinga Lampert Foundation	5/26/2010	Open Market Sales	22	194.04
Edward & Kinga Lampert Foundation	5/27/2010	Open Market Sales	424	192.03
Edward & Kinga Lampert Foundation	5/28/2010	Open Market Sales	306	192.05
Edward & Kinga Lampert Foundation	5/28/2010	Open Market Sales	10	193.12
Edward & Kinga Lampert Foundation	6/1/2010	Open Market Sales	84	193.86
Edward & Kinga Lampert Foundation	6/2/2010	Open Market Sales	393	192.14
Tynan, LLC[1]	5/26/2010	Open Market Sales	18	194.04
Tynan, LLC[1]	5/27/2010	Open Market Sales	342	192.03
Tynan, LLC[1]	5/28/2010	Open Market Sales	248	192.05
Tynan, LLC[1]	5/28/2010	Open Market Sales	6	193.12
Tynan, LLC[1]	6/1/2010	Open Market Sales	68	193.86
Tynan, LLC[1]	6/2/2010	Open Market Sales	318	192.14

1William C. Crowley is the sole member of Tynan, LLC